UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

OXFORD GLYCOSCIENCES PLC

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE 5 PENCE STERLING EACH
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE

(Title of Class of Securities)

(Ordinary Shares)
69146101 (American Depositary Shares)

(Cusip Number)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire, SL1 3WE
United Kingdom

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) of 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1 TO REPORT ON SCHEDULE 13D
SIGNATURE

CUSIP No. 69146101 (Ordinary Shares) (American Depositary Shares)

1.	Name of Reporting Persons Celltech Group plc		I.R.S. Identification No. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 34,353,117

		8.	Shared Voting Power 0

		9.	Sole Dispositive Power 34,353,117

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,353,117

12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 61.34%

14.	Type of Reporting Person CO

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AMENDMENT NO. 1 TO
REPORT ON SCHEDULE 13D

     This Amendment No. 1 to the Report on Schedule 13D is filed on behalf of Celltech Group plc.

Item 1.	Security and Issuer
This Amendment No. 1 (‘‘Amendment’’) amends and supplements the Report on Schedule 13D dated March 21, 2003 (‘‘Schedule 13D’’) relating to the ordinary shares (“Ordinary Shares”) of 5 pence sterling each of Oxford GlycoSciences Plc (“OGS”), a corporation organized under the laws of England and Wales. The Ordinary Shares trade in the United States in the form of American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. This Amendment is filed to reflect information required pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The principal executive offices of OGS are located at The Forum, 86 Milton Park, Abingdon, Oxfordshire, OX14 4RY, United Kingdom.
Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 2.	Identity and Background
The response set forth in Item 2 of Schedule 13D is hereby amended and supplemented by the following information:
On April 16, 2003, Dr. Göran Ando was appointed Chief Executive Officer of Celltech. Dr. Ando is a citizen of Sweden, and his business address is Celltech Group plc, 208 Bath Road, Slough, Berkshire, SL1 3WE, United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration
The response set forth in Item 3 of Schedule 13D is hereby amended and restated by the following information:
On April 16, 2003, Celltech declared the Offer unconditional in all respects. As of April 16, 2003, Celltech had acquired an aggregate of 34,353,117 Ordinary Shares as a result of valid acceptances received in respect of 5,582,673 Ordinary Shares. In addition, as of April 16, 2003, Celltech had acquired an aggregate of 28,770,444 Ordinary Shares through arranged purchases over the London Stock Exchange (‘‘Purchase Shares’’). The purchase price for the Ordinary Shares and Purchase Shares was 182 pence sterling per Ordinary Share. The aggregate purchase price for the Ordinary Shares and Purchase Shares was approximately £62.5 million (excluding stamp duty). Celltech used available cash to acquire the Ordinary Shares and Purchase Shares. Further details of each transaction in which the Ordinary Shares and Purchase Shares were acquired are listed below.
On March 21, 2003, Celltech acquired 5,892,971 Purchase Shares. The purchase price for the Purchase Shares was approximately £10.7 million.
On April 11, 2003, Celltech acquired 20,525,985 Purchase Shares. The purchase price for the Purchase Shares was approximately £37.3 million.
On April 14, 2003, Celltech acquired 2,351,488 Purchase Shares. The purchase price for the Purchase Shares was approximately £4.3 million.
On April 16, 2003, Celltech acquired an aggregate 5,583,673 Ordinary Shares in respect of valid acceptances received and Celltech declaring the Offer unconditional in all respects. The purchase price for the Ordinary Shares was approximately £10.2 million.

Item 4.	Purpose of Transaction
The first sentence of the response set forth in paragraph 3 of Item 4 of Schedule 13D is hereby amended and replaced by the following:
‘‘In accordance with UK requirements, Celltech declared the Offer unconditional in all respects on April 16, 2003. Celltech intends to procure that OGS applies to the UK Listing Authority for the de-listing of the Ordinary Shares and to the London Stock Exchange for the admission to trading of the Ordinary Shares to be cancelled.”

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Item 5.	Interest in Securities of the Issuer
The response set forth in paragraph (a) of Item 5 of Schedule 13D is hereby amended and restated as follows:
(a) Celltech beneficially owns an aggregate of 34,353,117 Ordinary Shares, representing approximately 61.34% of the number of such Ordinary Shares outstanding on the date hereof.

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SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Date: April 23, 2003

Celltech Group plc

By:	/s/ John Slater
John Slater
Director of Legal Services

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